SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of March 2004
                             _______________________

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Proxy Statement, mailed to the Registrant's shareholders on or about March 29, 2004.

         Attached hereto as Exhibit 2 and incorporated by reference herein is the Registrant's proxy card, mailed to the Registrant's shareholders on or about March 29, 2004.


                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ELBIT SYSTEMS LTD.
                                             (Registrant)


                                             By: /s/  Ilan Pacholder
                                                 -------------------------------
                                             Name:  Ilan Pacholder
                                             Title:  Corporate Secretary

Dated:  March 29, 2004

    Exhibit No.            Description
    -----------            -----------

    1.                     Proxy statement.
    2.                     Proxy card.

                                                                       Exhibit 1
                                                                       ---------

[GRAPHIC OMITTED]


                                              March 29, 2004

Dear Fellow Shareholder,

         You  are   cordially   invited  to  attend  the  Elbit   Systems   Ltd.
Extraordinary General Meeting of Shareholders to be held at 2:00 p.m. local time on April 20, 2004, at our offices at the Azrieli Center in Tel-Aviv, Israel.

         The agenda of the meeting and the proposals to be voted on are described in the accompanying proxy statement. For the reasons described in the proxy statement, the Board of Directors recommends that you vote "FOR" Items 1 through 3 as specified on the enclosed proxy card.

         We look forward to greeting all the shareholders who are present at the meeting. However, whether or not you are able to attend, it is important that your shares be represented. Therefore, at your earliest convenience please sign, date and mail the enclosed proxy card in the envelope provided so that it is received not later than 24 hours before the meeting.

         Thank you for your cooperation.

                                           Very truly yours,

                                           MICHAEL FEDERMANN

                                           Chairman of the Board of Directors

                                           JOSEPH ACKERMAN
                                           President and Chief Executive Officer

                               ELBIT SYSTEMS LTD.

             NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

                                                        Haifa, Israel
                                                        March 29, 2004

         This is notice that the Extraordinary General Meeting of Shareholders of Elbit Systems Ltd. (the "Company") will be held at the Company's offices at the Azrieli Center in Tel-Aviv, Israel, on April 20, 2004, at 2:00 p.m. local time, for the following purposes:

1. To approve amendments to the Company's Articles of Association in order to enhance consistency with "Sarbanes-Oxley" corporate compliance and Nasdaq listing requirements.

2. To approve a "Framework Resolution" regarding the purchase of directors and officers liability insurance policies.

3. To approve a modification to the Employment Agreement of the Company's President and Chief Executive Officer who also serves as a director of the Company.

         Shareholders of record at the close of business on March 28, 2004, are entitled to receive notice of, and to vote at, the meeting. All shareholders are cordially invited to attend the meeting in person.

         Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided so that it is received by the Company at least 24 hours before the meeting. No postage is required if mailed in the United States. Shareholders who attend the meeting may revoke their proxies and vote their shares in person.

                                          By Order of the Board of Directors,


                                          MICHAEL FEDERMANN
                                          Chairman of the Board of Directors

                                          JOSEPH ACKERMAN
                                          President and Chief Executive Officer

                               ELBIT SYSTEMS LTD.
                           ADVANCED TECHNOLOGY CENTER
                                  P.O. BOX 539
                               HAIFA 31053, ISRAEL

                                 PROXY STATEMENT
                                 ---------------

This Proxy  Statement is provided to the  shareholders of ordinary  shares,  NIS
1.00 nominal value, of Elbit Systems Ltd. (the Company or Elbit Systems). It is being provided in connection with the Board of Directors' solicitation of proxies for use at the Shareholders' Extraordinary General Meeting to be held on April 20, 2004 (the Meeting), or at any adjournment of the Meeting, as specified in the accompanying Notice of Extraordinary General Meeting of Shareholders.

It is proposed that the shareholders adopt resolutions concerning the following matters at the Meeting:

(1) Amendments of the Company's Articles of Association in order to enhance consistency with "Sarbanes-Oxley" corporate compliance and Nasdaq listing requirements;

(2)      Approval  of  a  "Framework   Resolution"  regarding  the  purchase  of
         directors and officers liability insurance policies; and

(3) Approval of a modification to the Employment Agreement of the Company's President and Chief Executive Officer who also serves as a director of the Company.

Shares represented by properly signed and unrevoked proxies will be voted in the manner directed by the persons designated as proxies.

                         QUORUM AND VOTING REQUIREMENTS

Only shareholders of record at the close of business on March 28, 2004, have the right to receive notice and to vote at the Meeting.

The Company had outstanding on March 1, 2004, 40,043,175 ordinary shares, each giving a right of one vote for each of the matters to be presented at the Meeting. No less than two shareholders, present in person or by proxy, and holding or representing between them one-third of the outstanding ordinary shares, will constitute a quorum at the Meeting.

If a quorum is not present within one-half hour after the time set for the Meeting, the Meeting will be adjourned and will be reconvened one week later at the same time and place unless other notice is given by the Board of Directors. If there is not a quorum within one-half hour of the time for the reconvened meeting, a quorum will be considered present as long as at least two shareholders participate in person or by proxy.

Joint holders of shares should note that according to the Company's Articles of Association the vote, whether in person or by proxy, of the more senior of joint holders of any voted share will be accepted over vote(s) of the other joint holders of that share. For this purpose seniority will be determined by the order the joint holders' names appear in the Company's Register of Shareholders.

Voting on all Items at the Meeting may be in person or by proxy, and abstentions are not taken into account in determining the required voting majority.

A super-majority of sixty-seven percent (67%) of the votes cast at the Meeting is required to approve Item 1 of this Proxy Statement.

Approval of Item 2 of this Proxy Statement requires a simple majority of the shares voted regarding that Item at the Meeting, provided that with respect to a director who is considered a controlling shareholder (i) the majority includes at least one-third (1/3) of the total votes of shareholders having no personal interest in the Item who vote on the Item at the Meeting or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against such Item does not exceed one percent (1%) of the Company's voting rights.

In order to be counted for voting with respect to Item 2 of this Proxy Statement in so far as it relates to a director who is considered a controlling shareholder of the Company, a shareholder must indicate, either on the proxy form or prior to voting in person at the Meeting, whether or not the shareholder has a "Personal Interest" in the matter. Shares of a shareholder who does not so indicate whether or not there is a Personal Interest will not be voted for that Item.

Under the Israeli Companies Law of 1999 (the Companies Law), a "Personal Interest" means a person's interest in an act or transaction of a company, including an interest of such person's relative or of another entity in which such person or his or her relative are interested parties. An interest resulting merely from a person's holding of a company's shares is not considered a Personal Interest.

A simple majority of the votes cast at the Meeting is required to approve Item 3 of this Proxy Statement.

                                 VOTING BY PROXY

A proxy form for use at the Meeting and a return envelope for the proxy form are enclosed. Shareholders may revoke any properly signed and filed proxy form prior to its exercise by filing with the Company a written notice of revocation or a properly signed proxy form of a later date, or by voting in person at the Meeting. In order to be counted for purposes of voting at the Meeting, a properly signed proxy form must be received by the Company at least twenty-four
(24) hours before the Meeting.

Unless otherwise indicated on the proxy form, shares represented by a properly signed and received proxy in the enclosed form will be voted in favor of all the above described matters to be presented for voting at the Meeting, except as provided above with respect to Item 2. Abstentions will not be treated as either a vote "for" or "against" the matter, although they will be counted to determine if a quorum is present.

Proxy forms are being mailed to shareholders on or about March 29, 2004, and will be solicited mostly by mail. However, in some cases proxies may be solicited by telephone, telegram or other personal contact. The Company will pay for the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to shareholders.

                      BENEFICIAL OWNERSHIP OF SECURITIES BY
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows, as of March 1, 2004, the number of ordinary shares owned by (i) all shareholders known by the Company to own five percent (5%) or more of the Company's ordinary shares and (ii) all directors and officers of the Company as a group.

NAME AND ADDRESS                               NUMBER OF SHARES        PERCENT
----------------                               ----------------        -------

Federmann Enterprises Ltd.                        12,100,000            30.21%
99 Hayarkon Street
Tel-Aviv, Israel(1)(4)

Heris Aktiengesellschaft                           3,836,456(2)          9.58%

99 Hayarkon Street
Tel-Aviv, Israel

Elron Electronic Industries Ltd.                   7,815,448            19.51%
3 Azrieli Center, 42nd Floor
Tel-Aviv, Israel(3)(4)

Bank Hapoalim Group                                2,249,390             5.61%
Tel-Aviv, Israel(5)

Bank Leumi Group

Tel-Aviv, Israel (5)                               2,235,277             5.50%

All officers and directors
as a group (23 persons)                              342,005 (6)         0.85%
____________________________

(1) Federmann Enterprises Ltd. (FEL) owns the shares of the Company directly and indirectly through Heris Aktiengesellschaft (Heris) which is controlled by FEL. FEL is controlled by Beit Federmann Ltd. (BFL). BFL is controlled by Beit Bella Ltd. (BBL) and Beit Yekutiel Ltd.
         (BYL). Michael Federmann is the controlling shareholder of BBL and BYL. He is also the chairman of Elbit Systems' Board and a director and the Chief Executive Officer of FEL and Heris. Therefore, Mr. Federmann controls, directly and indirectly, the vote of the shares owned by Heris and FEL.

(2) The amount of shares owned by Heris is included in the amount of shares held by FEL as set forth in footnote (1) above.

(3) Elron Electronics Industries Ltd. (Elron) is a multinational, high technology operational holding company whose business is conducted through a group of high technology operating companies. The principal shareholders of Elron are Discount Investment Corporation Ltd. (DIC), mutual and/or provident funds managed by Bank Leumi (the Bank Leumi Group), mutual and/or provident funds managed by Bank Hapoalim (the Bank Hapoalim Group) and the Insurance Fund headed by Clal Insurance Enterprises Holdings Limited (Clal). As of March 1, 2004, DIC held approximately 38.48% of the voting power of Elron, and the Bank Leumi Group, the Bank Hapoalim Group and Clal held approximately 8.97%, 5.35% and 3.02%, respectively, of the voting power of Elron.

         IDB Holding Corporation Ltd. (IDBH) is the parent of IDB Development Corporation Ltd. (IDBD), which, in turn, is the parent of DIC and Clal. IDBH, IDBD and DIC are public companies traded on the Tel-Aviv Stock Exchange.

         Approximately 51.7% of the outstanding share capital of IDBH is owned by a group comprised of: (i) Ganden Investments I.D.B. Ltd. (Ganden), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Dankner-Bergman, which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments - IDB Ltd. (Manor), a private Israeli company controlled by Ruth Manor, which holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. (Livnat), a private Israeli company controlled by Avraham Livnat, which holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a shareholders agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. Shelly Dankner-Bergman holds approximately 4.75% of the equity and voting power in IDBH.

         Nochi Dankner is Chairman of IDBH, IDBD and DIC and a director of Clal. Shelly Dankner-Bergman and Zvi Livnat (the son of Avraham Livnat) are directors of each of IDBH, IDBD and DIC. Isaac Manor (the husband of Ruth Manor) is a director of IDBH, IDBD, DIC and Clal, and Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron.

         Doron Birger, a director of Elbit Systems, is the President and CEO of Elron. Ami Erel, Avraham Asheri and Avi Fischer, directors of Elbit Systems, are also directors of Elron.

(4) FEL and Heris (collectively the Federmann Group) and Elron may be deemed for purposes of U.S. securities laws to be joint owners of the aggregate ordinary shares of Elbit Systems beneficially owned by them by virtue of a shareholders agreement dated December 19, 1999 between the members of the Federmann Group and Elron, which provides, among other things, for their coordinated voting at Elbit Systems' shareholder meetings and for their equal representation on Elbit Systems' Board of Directors.

(5) The holdings in the Company's shares by the Bank Hapoalim Group and the Bank Leumi Group are divided among several entities, mainly mutual and/or provident funds.

(6) This includes 304,562 shares underlying options that are currently exercisable or that will become exercisable within 60 days of March 1, 2004. A portion of the underlying options are "phantom options" that have been calculated based on the Company's March 1, 2004 share closing price of $19.31. This amount does not include any shares that may be deemed to be beneficially owned by Michael Federmann as described in footnote (1) above.

                ITEM 1 - AMENDMENT OF THE ARTICLES OF ASSOCIATION

The Company's Articles of Association (the Articles) in their current form were adopted in 2000, following approval by the Company's Shareholders. The Articles include, among other provisions, certain provisions required to be included by the Companies Law.

In 2002, the U.S. Congress passed the Sarbanes-Oxley Act of 2002 (the Act) that provides for various corporate governance provisions relating to non-U.S. issuers that have securities registered under Section 12 of the U.S. Securities Exchange Act of 1934, as amended, (the Exchange Act), or are required to file periodic reports with the U.S. Securities and Exchange Commission (the SEC) under Section 15 of the Exchange Act. In addition, in November 2003 the SEC approved the final versions of The Nasdaq Stock Market Inc. corporate governance listing standards proposal (the Nasdaq Rules) applicable to companies, such as the Company, whose shares are traded on the Nasdaq National Market. Among the subjects covered by the Act and the Nasdaq Rules are provisions relating to independence criteria for members of Board of Directors as well as additional criteria for members of the Audit Committee of the Board of Directors. These criteria for Audit Committee membership include independence requirements and familiarity with financial issues. The Company currently meets the criteria of a "controlled company" under the Nasdaq Rules and therefore may be exempt from certain of theses requirements regarding independence requirements for members of the Board of Directors. However, some of these criteria, including those applicable to the Audit Committee, will apply to the Company beginning in 2005.

Under the Nasdaq Rules an officer who is an employee of a company is not considered "independent" for purposes of the criteria for Board of Directors or Audit Committee membership. Currently, the Articles require that the Company's President (who is an employee of the Company) serve as a member of the Board of Directors. In addition, members of the Audit Committee will be subject to additional qualification criteria as mentioned above. In order to clarify that the Company's Articles will be consistent with these criteria as well as those that may apply to the Company in the future, the following amendments to the Articles are proposed:

     (1) Revision of the regular number of directors, as provided in Articles 22(c), 23(d) and 23(e), from eleven (11) to ten (10) due to the removal of the requirement that the President must be a member of the Board of Directors.

     (2) Removal of the requirement, as provided in Articles 22(c) and 27(c), that the President must be a member of the Board of Directors.

     (3) Revision to the references in Articles 25(b) and 27(c) to the President's voting at Board of Directors meetings.

     (4) Clarification in Article 26(d) that members of the Audit Committee will meet, in addition to the requirements of the Companies Law, the qualification requirements (as described above) of all other applicable laws, regulations and rules.

The specific revisions to the Articles are set out in Annex A to this Proxy Statement.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

       "RESOLVED, that the Company's Articles of Association be amended as provided in Annex A to this Proxy Statement."

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS RESOLUTION.

         ITEM 2 - APPROVAL OF A "FRAMEWORK RESOLUTION" FOR THE PURCHASE OF DIRECTORS AND OFFICERS LIABILITY INSURANCE

The Company's Articles of Association permit the Company to obtain directors and officers liability (D&O) insurance, and in accordance with customary practice the Company has obtained D&O insurance from time to time.

Following approval by the Company's Audit Committee and Board of Directors, it is proposed to approve and ratify the Company's current D&O insurance under the following terms:

     (1)  Coverage period - one year beginning in August 2003.

     (2) Persons covered - directors and officers of the Company and the Company's subsidiaries, worldwide.

     (3) Aggregate liability coverage up to $30,000,000 per occurrence and per the duration of the policy.

     (4)  Annual Premium - $660,000.

Under the Companies Law, shareholder approval is required for insurance provided to directors.

In order to enable the Company to continue to obtain such insurance coverage for directors and officers efficiently in the future, the Audit Committee and the Board of Directors propose ratification of the current D&O insurance policy and adoption of a framework resolution (Framework Resolution) regarding the purchase of D&O insurance for directors and officers. The terms of the proposed Framework Resolution are as follows:

     (1) The period covered by the Framework Resolution will be for five (5) years, starting at the end of the term of the current D&O policy in August 2004.

     (2) The types and amounts of liabilities covered by the insurance would be substantially similar to those currently covered by the Company's D&O insurance policy; however the maximum aggregate coverage may be increased up to $45,000,000 for any year covered by a policy.

     (3) Annual insurance premiums may increase up to 25% over that paid in the previous year; however, the aggregate additional premiums that may be paid during the term of this Framework Resolution will not exceed 125% of the current annual premium.

Under the Companies Law the purchase of D&O insurance for directors or officers who are considered controlling shareholders of a company requires shareholder approval by a special majority. The Israeli Companies Regulations (Relief for Transactions with Interested Parties) - 2000 (the Relief Regulations) allow a public company to enter into a framework transaction with a controlling shareholder (which framework transaction will be approved by the company's shareholders), provided that the audit committee and board of directors of the company approve each of the specific transactions to be entered into under the framework transaction and determine that such specific transaction complies with the approved framework.

Currently, Michael Federmann, Chairman of the Company's Board of Directors, may be considered an indirect controlling shareholder of the Company. Therefore, the Framework Resolution, as applicable to Michael Federmann, will constitute a Framework Transaction within its meaning in the Relief Regulations as described above.

The Audit Committee and the Board of Directors will approve each new purchase of insurance for directors and officers (including directors considered controlling shareholders) in order to determine that such insurance is within the terms of the Framework Resolution.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

       "RESOLVED, that the terms of the current directors and officers liability insurance policy as well as the terms of the Framework Resolution as described in this Proxy Statement, regarding directors and officers liability insurance coverage for directors and officers of the Company, are hereby approved."

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS RESOLUTION.

            ITEM 3 - MODIFICATION OF THE EMPLOYMENT AGREEMENT OF THE
                COMPANY'S PRESIDENT AND CHIEF EXECUTIVE OFFICER

The  Employment  Agreement  (the  Agreement) of Joseph  Ackerman,  the Company's
President  and  Chief   Executive   Officer,   was  approved  by  the  Company's
shareholders in 2000 and became effective in July 2000.

The Agreement was for an initial term of three years, and in accordance with its terms was extended for an additional three-year term through July 2006. The Agreement provides, among other things, for a monthly salary of $24,000 and that a discussion regarding an increase in salary would be held after two years (i.e. in July 2002). No adjustment was made to Mr. Ackerman's salary in 2002. In light of Mr. Ackerman's continuing contributions to the Company, the Audit Committee and the Board of Directors approved an increase in his monthly salary to $30,000, effective retroactively to July 2003 (i.e. June 2003 salary payment).

The modification to the Agreement is subject to shareholders' approval since Mr. Ackerman is also a member of the Company's Board of Directors.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

       "RESOLVED, that the Employment Agreement of the Company's President and Chief Executive Officer be modified to reflect the salary increase specified in this Proxy Statement."

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS RESOLUTION.

                                          By Order of the Board of Directors



                                          MICHAEL FEDERMANN
                                          Chairman of the Board of Directors



                                          JOSEPH ACKERMAN
                                          President and Chief Executive Officer

Date:  March 29, 2004

                                     ANNEX A

                                       TO

                       ELBIT SYSTEMS LTD. PROXY STATEMENT

                                 MARCH 29, 2004

                      AMENDMENTS TO ARTICLES OF ASSOCIATION

The following Articles of the Company's Articles of Association shall be amended.

1.   Article 22(c) shall be amended as follows:

     (c) The number of Directors may be determined from time to time at a General meeting. The number of Directors comprising the Board will be at least five (5) and not more than seventeen (17). Until otherwise determined by the Board or at a General Meeting, the number of Directors will be ten (10). The Board will include at least two (2) External Directors in accordance with the requirements of the Law. A Director need not to be a Shareholder. The President may serve as a Director in accordance with Article 27(c) below.

2.   Article 23(d) shall be amended as follows:

     (d) The Board of Directors will have the power to appoint additional Directors if the current number of Directors is less than ten (10) or other maximum number approved at a General Meeting or by the Board. Any Director so appointed will hold office until the conclusion of the next Annual Meeting, unless he is removed or resigns earlier. A Director will state the reasons for his resignation.

3.   Article 23(e) shall be amended as follows:

     (e) If the number of Directors is reduced below ten (10) or any other number that may be determined by a General Meeting, and until additional Directors are elected or appointed so that the number of Directors is ten (10) or such other number so determined by the General Meeting, the Board may continue to act. In such case, the majority required for any act of the Board of Directors, except for the calling of a General Meeting, will be at least seventy-five (75%) of the number of Directors before the reduction.

4.   Article 25(b) shall be amended as follows:

     (b) Except as provided below, questions arising at any Directors' meeting will be decided by a majority of votes cast at the meeting. In cases of an equality of votes the Chairman will not have a second or casting vote. Any resolution regarding the following issues will require a special majority of seven (7) Directors, and unless seven (7) Directors vote in favor of such resolution, the resolution will be considered rejected: . . . .


5.   Article 26(d) shall be amended as follows:

     (d) The Board of Directors will appoint an Audit Committee composed of at least three (3) Directors qualified under the Law and under all other applicable laws, regulations and rules to serve on the Audit Committee including all External Directors. The Audit Committee will act under a charter issued by the Board and according to the requirements of the Law and all other applicable laws, regulations and rules.

6.   Article 27(c) shall be amended as follows:

     (c) The President may hold, while he is President, the office of a Director, if he is elected or appointed in accordance with the provisions of these Articles. If so elected the President is subject to the same provisions as resignation and removal as the other Directors. In regard to his position a President, the President will be appointed as provided in Article 27(a) above and may be removed by the Board of Directors. If he ceases to hold the office of President for any reason and at that time he serves as a Director, he will immediately cease to be a Director. In any case, if the President does not serve as a Director, he will be entitled to participate in any Board meeting.

                  QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY

                                 GENERAL MEETING

         THE FOLLOWING QUESTIONS AND ANSWERS SUMMARIZE THE MAJOR ISSUES TO BE DISCUSSED AT THE EXTRAORDINARY GENERAL MEETING. FOR A MORE COMPLETE DESCRIPTION OF THE ISSUES PLEASE SEE THE ACCOMPANYING PROXY STATEMENT.

Q: WHEN AND WHERE IS THE MEETING?

A: The Meeting will take place at 2:00 p.m. local time, on Tuesday, April 20, 2004, at the Company's offices on the 31st floor of the Triangle Building of the Azrieli Center in Tel-Aviv, Israel.

Q: WHAT IS THE RECORD DATE FOR THE MEETING?

A: The record date is March 28, 2004, and all shareholders holding shares at the close of business on that date will be entitled to receive notice of and to vote at the Meeting.

Q: WHAT ARE THE ITEMS TO BE VOTED ON AT THE MEETING?
A: The items to be voted on include:

     o Item 1 - Amendments to the Company's Articles of Association in order enhance consistency with "Sarbanes-Oxley" corporate compliance and Nasdaq listing requirements.

     o Item 2 - A "Framework Resolution" regarding the purchase of directors and officers liability insurance policies.

     o Item 3 - Modification to the Employment Agreement of the Company's President and Chief Executive Officer who also serves as a director of the Company.

Q: DOES THE COMPANY AND ITS BOARD OF DIRECTORS SUPPORT THE PROPOSALS TO BE VOTED ON AT THE MEETING?

A: Yes.

Q: WHAT VOTING MAJORITY IS REQUIRED?

A: The required voting majority, whether voting in person or by proxy, for approval of each of the Items in the Proxy Statement (in each case not taking into account abstentions) is:

     o Item 1 - at least 67% of the shares voted at the Meeting regarding that Item.

     o Item 2 - a majority of the shares voted regarding that Item at the Meeting, provided that with respect to a director who is considered a controlling shareholder of the Company (i) the majority includes at least one third (1/3) of the total votes of shareholders having no personal interest in the Item who vote on the Item at the Meeting or
          (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against such Item does not exceed one percent (1%) of the Company's voting rights.

     o Item 3 - a majority of the shares voted at the Meeting regarding that Item.

Q: WHY ARE AMENDMENTS TO THE COMPANY ARTICLES OF INCORPORATION BEING PROPOSED?

A: We are subject to corporate governance requirements of the U.S. Sarbanes-Oxley Act of 2002 (the Act) and related listing standards of the Nasdaq National Market (the Nasdaq Rules). Among other things, the Act and the Nasdaq Rules contain requirements regarding independence criteria for a publicly traded company's board of directors as well as requirements regarding the qualifications of members of the audit committee of the board of directors.

Some aspects of the Act and the Nasdaq Rules will apply to the Company starting in 2005. Therefore, the Company and the Board of Directors believe it is appropriate to make certain amendments to the Articles of Association now in order to avoid in the future any potential inconsistencies with the Act and the Nasdaq Rules.

The proposed amendments, as detailed in the Proxy Statement, relate to removing the current requirement in the Articles of Association that the Company President must be a member of the board of directors (since under the Nasdaq Rules the President would not be considered as "independent"), reducing the standard number of board members by one and clarifying that the audit committee members will meet the requirements of the Act and the Nasdaq Rules.

Q: WHY ARE YOU BEING ASKED TO APPROVE A "FRAMEWORK RESOLUTION" REGARDING THE PURCHASE OF DIRECTORS AND OFFICERS (D&O) LIABILITY INSURANCE POLICIES?

A: As permitted by our Articles of Association and consistent with common practice, the Company regularly obtains D&O insurance. Israeli law requires shareholder approval of insurance provided to a publicly traded company's directors, and you are being asked to approve the current D&O insurance policy. Israeli regulations also permit obtaining shareholders' approval of a "Framework Resolution" to cover a transaction with a shareholder who may be considered a controlling shareholder, such as Michael Federmann, Chairman of the Company's Board of Directors. Therefore, in order to make the purchase of such insurance more efficient in the future, you are being asked to approve a framework for procurement of this insurance over the next five years. This would enable the Company to procure D&O insurance within the terms of that approved framework, subject to the approval of the Board of Directors and the Audit Committee for each specific purchase.

Q: WHAT IS THE MODIFICATION TO THE COMPANY PRESIDENT'S EMPLOYMENT AGREEMENT?

A: The proposed modification to the Employment Agreement is an increase in the President's monthly salary from $24,000 to $30,000 retroactive to July 2003. The salary has not been increased since the start of the Agreement in July 2000, even though the Agreement permits consideration of a salary increase starting after two years, i.e. July 2002.

Q: WHAT DO I NEED TO DO NOW?

A: Just indicate on your proxy card how you want to vote, and sign and mail it in the enclosed return envelope as soon as possible, so that your shares will be represented at the Meeting. The signed proxy must be received by the Company at least 24 hours before the Meeting. If you sign and send in your proxy but do not indicate how you want to vote, your proxy will be counted as a vote for all of the proposals.

Q: WHAT DO I DO IF I WANT TO CHANGE MY VOTE?

A: Just mail a later-dated, signed proxy card or other document revoking your proxy in time for it to be received by the Company at least 24 hours before the Meeting or attend the Meeting in person and vote.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, A BANK OR OTHER REPRESENTATIVE, WILL MY REPRESENTATIVE VOTE MY SHARES FOR ME?

A: If you hold your shares through a broker, bank or other representative, generally the broker or other representative may only vote the shares it holds for you in accordance with your instructions. However, if the broker or other representative does not receive your instructions in time, it may vote on certain types of matters for which it has discretionary authority, including each matter that is presently scheduled to be voted on at the Meeting.

Q: WHO CAN HELP ANSWER MY QUESTIONS?

A: For additional information about the Meeting, please contact during normal office hours, Sunday through Thursday, Ilan Pacholder, the Company's Corporate Secretary at the Company's offices in Haifa, Israel, telephone
011-972-4-8316632.

                                                                       Exhibit 2
                                                                       ---------

                               ELBIT SYSTEMS LTD.

                THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
              FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON APRIL 20, 2004




KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby appoints MICHAEL FEDERMANN, JOSEPH ACKERMAN and ILAN PACHOLDER, and each of them, the true and lawful proxies of the undersigned, with full power of substitution, to vote with respect to all of the undersigned's ordinary shares of ELBIT SYSTEMS LTD. (the "Company"), at the Extraordinary General Meeting of Shareholders of the Company to be held at the Company's offices at the Azrieli Center in Tel-Aviv, Israel on April 20, 2004, at 2 p.m. local time, and at any adjournments, with all power that the undersigned would have if personally present and especially (but without limitation) to vote as follows:

The shares represented by this Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted "FOR" all Proposals listed on the reverse side.




                   CONTINUED AND TO BE SIGNED ON REVERSE SIDE



           ---------
A             X            Please mark your votes as in this example
           ---------

1. APPROVAL OF AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION


        ------                   -----                ------
                 FOR                     AGAINST              ABSTAIN
        ------                   -----                ------



2. APPROVAL OF A FRAMEWORK AGREEMENT FOR THE PURCHASE OF DIRECTORS AND OFFICERS LIABILITY INSURANCE POLICY:

        ------                   -----                ------
                 FOR                     AGAINST              ABSTAIN
        ------                   -----                ------

Indicate whether you do _____ or do not _______ have a personal interest in this Item.


3. APPROVAL OF A MODIFICATION TO THE EMPLOYMENT AGREEMENT OF THE COMPANY'S PRESIDENT AND CHIEF EXECUTIVE OFFICER:

        ------                   -----                ------
                 FOR                     AGAINST              ABSTAIN
        ------                   -----                ------


                                    * * * * *

Any proxies previously given are hereby revoked.




                                              Dated: ___________________, 2004

[Name, address, number of shares]             ______________________________

                                              ______________________
                                              Signature

                                              ______________________
                                              Signature

                                              IMPORTANT: Please sign exactly as
                                              name(s) appears Above. Executors,
                                              administrators, trustees,  etc.
                                              should  indicate the capacity in
                                              which they sign.




The above-signed hereby acknowledge(s) receipt of the Notice of Extraordinary General Meeting of Shareholders and the accompanying Proxy Statement.